United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

Chittenden Corporation
Incentive Savings and Profit Sharing Plan
(Full Title of the Plan)

CHITTENDEN CORPORATION
(Name of issuer of the securities held pursuant to the plan)

Two Burlington Square
Burlington, Vermont 05402
(Address of principal executive office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Chittenden Corporation
Incentive Savings and Profit
Sharing Plan

Date 6/21/02

By Debra S Dayman
Debra Sailer Dayman
Benefits Manager
Human Resources

Date 6/21/02

By Sarah P. Merritt
Sarah Merritt
Senior Vice President
Director of Human Resources

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Financial Statements

(With Independent Auditors' Report)

December 31, 2001 and 2000

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
December 31, 2001 and 2000

TABLE OF CONTENTS

McSOLEY McCOY & CO.
certified public accountants and consultants

110 Kimball Avenue, Suite 250
South Burlington, VT 05403
Phone (802) 658-1808
Fax (802) 658-1779

Independent Auditors' Report

The Retirement Committee
Chittenden Corporation
Burlington, Vermont

We have audited the accompanying statements of net assets available for plan benefits of the CHITTENDEN CORPORATION INCENTIVE SAVINGS AND PROFIT SHARING PLAN as of December 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CHITTENDEN CORPORATION INCENTIVE SAVINGS AND PROFIT SHARING PLAN at December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2001 information included in the supplemental schedule of assets is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McSoley McCoy & Co.

April 15, 2002
VT Reg. No. 92-349

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000

	2001	2000
Assets:		
Investments, at fair value (note 3):		
Corporate stock - Chittenden Corporation, plan sponsor (note 6)	$ 21,714,383	$ 20,393,192
Mutual funds	37,192,732	43,620,183
Money market funds	5,820,028	5,303,856
Other investments	64,720	89,203
Participant loans receivable	1,773,104	1,879,106
Total investments at fair value	66,564,967	71,285,540
Receivables:		
Due from brokers	250	53,183
Employer contribution receivable	460,168	308,245
Total receivables	460,418	361,428
Cash and cash equivalents	29,292	209,440
Total assets	67,054,677	71,856,408
Liabilities:		
Due to brokers	56,704	16,464
Loan repayments payable	4,478	28,012
Participant loans payable	-	5,000
Total liabilities	61,182	49,476
Net assets available for plan benefits	$ 66,993,495	$ 71,806,932

The accompanying notes are an integral part of these financial statements.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001

	Participant Directed	Non-Participant Directed		
	Investments	Loan Fund	Insurance Contracts	Total
Additions to net assets attributable to:				
Investment income:				
Net depreciation in fair value of investments (note 3)	$ (4,679,938)	$ -	$ -	$ (4,679,938)
Interest and dividend income	1,320,477	19	4,670	1,325,166
Total investment income	(3,359,461)	19	4,670	(3,354,772)
Contributions:				
Participant contributions	3,733,445	-	-	3,733,445
Employer contributions	1,261,113	-	-	1,261,113
Total contributions	4,994,558	-	-	4,994,558
Loan repayments	824,321	(824,321)	-	-
Interfund transfers	29,153	-	(29,153)	-
Total additions	2,488,571	(824,302)	(24,483)	1,639,786
Deductions:				
Deductions from net assets attributed to:				
Benefits paid to participants	(6,286,369)	(166,854)	-	(6,453,223)
Loans to participants	(885,154)	885,154	-	-
Total deductions	(7,171,523)	718,300	-	(6,453,223)
Net decrease for the year	(4,682,952)	(106,002)	(24,483)	(4,813,437)
Net assets available for plan benefits:				
Beginning of the year	69,838,623	1,879,106	89,203	71,806,932
End of the year	$ 65,155,671	$ 1,773,104	$ 64,720	$ 66,993,495

The accompanying notes are an integral part of these financial statements.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000

	Participant Directed	Non-Participant Directed		
	Investments	Loan Fund	Insurance Contracts	Total
Additions to net assets attributable to:				
Investment income:				
Net depreciation in fair value of investments (note 3)	$ (8,672,620)	$ -	$ -	$ (8,672,620)
Interest and dividend income	5,564,476	-	2,366	5,566,842
Total investment income	(3,108,144)	-	2,366	(3,105,778)
Contributions:				
Participant contributions	3,556,094	-	-	3,556,094
Employer contributions	1,260,131	-	-	1,260,131
Total contributions	4,816,225	-	-	4,816,225
Loan repayments	825,210	(825,210)	-	-
Transfers to/from other plans (note 6)	(303,071)	13,999	86,837	(202,235)
Total additions	2,230,220	(811,211)	89,203	1,508,212
Deductions:				
Deductions from net assets attributed to:				
Benefits paid to participants	(8,130,964)	(188,453)	-	(8,319,417)
Loans to participants	(765,087)	765,087	-	-
Total deductions	(8,896,051)	576,634	-	(8,319,417)
Net increase (decrease) for the year	(6,665,831)	(234,577)	89,203	(6,811,205)
Net assets available for plan benefits:				
Beginning of the year	76,504,454	2,113,683	-	78,618,137
End of the year	$ 69,838,623	$ 1,879,106	$ 89,203	$ 71,806,932

The accompanying notes are an integral part of these financial statements.

(1) Description of Plan

The following description of the Chittenden Corporation Incentive Savings and Profit Sharing Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General - The Plan is a qualified profit sharing 401(k) plan covering all employees of the Chittenden Corporation (the "Employer") and subsidiaries who have completed at least 1,000 hours of service during the 12 consecutive months starting with the date of employment. Employees must also be scheduled to work at least 20 hours per week to qualify. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(b) Contributions - Participants make voluntary employee salary reduction contributions pursuant to Section 401(k) of the Internal Revenue Code. Participants' basic contributions are from 2%-6% of compensation. Participants may make supplementary contributions of up to 10% of compensation, (12% for employees of the Bank of Western Massachusetts). A participant's annual contribution may not exceed $10,500 in 2001 and 2000. The Plan was amended effective January 1, 2002 to limit supplementary contributions for employees of the Bank of Western Massachusetts to 10% of compensation.

The Employer will match 35% of an employee's basic contribution. Such amounts are allocated based on basic employee contributions. The Employer may also make annual additional matching contributions at the discretion of Chittenden Corporation Board of Directors. The discretionary matching contributions are initially invested in the Chittenden Corporation Stock Fund. Participants may reallocate the contribution to other investment choices immediately upon receipt. Forfeitures are used to reduce the employer's regular matching contribution.

Employees may make rollover contributions on approval of a Plan representative.

(c) Participant Accounts - Each participant's account is credited with the participant's basic and supplementary contributions and his or her allocation of (a) the Employer's contribution; and (b) plan earnings. The allocation of the Employer's contribution is based on participants' basic contributions. The allocation of the Plan's earnings is based on participants' account balances. Participants allocate contributions in 5% increments among the funds described in note 3.

(d) Vesting - A participant's vested percentage of the Employer contribution is based on years of service. Vesting begins at 20% after one year of service. The vested percentage increases by twenty percentage points per year until the participant is fully vested after five years of service. Participant employees of Flagship Bank become immediately vested in employer matching contributions. The five year graded vesting schedule is used for employer discretionary matching contributions for Flagship participants. Participant employees of the Bank of Western Massachusetts become 20% vested after three years of service in the discretionary profit sharing contribution. This vested percentage increases by twenty percentage points per year until the participant becomes fully vested after seven years of service. They become 100% vested immediately in other employer contributions. A participant becomes 100% vested in the event of death or disability. Employee contributions and rollover contributions are 100% vested when made. The Plan was amended effective January 1, 2002 to adopt the five-year graded vesting schedule for participants employed by the Bank of Western Massachusetts. The new vesting schedule will apply to all amounts maintained under the participants' discretionary matching contributions. The new vesting schedule will apply to regular matching contributions made on or after January 1, 2002.

Description of Plan (continued)

(e) Payment of Benefits - Upon termination of service for other than death, disability or retirement, a participant's vested portion of his or her account may be paid in a lump sum immediately, may be deferred for up to twelve months or, for account balances greater than $5,000, deferred until a participant reaches age 65.

Distribution of a participant's entire account balance in the Plan will be made upon death, disability, retirement or other termination of service. Distributions will be made to the participant or to the participant's designated beneficiary in a lump sum payment unless deferral of payment is elected.

In 1998, the Plan was amended to eliminate minimum required in-service distributions for employees who attain age 70½ in 1999 or any year thereafter and who are not 5% owners.

Payments may be made in cash or in a combination of cash and Chittenden Corporation stock certificates based on market value.

Effective January 1, 2002, the installment and annuity forms of payment previously available to amounts transferred from Vermont Financial Services Corporation, Bank of Western Massachusetts, and Flagship Bank plans to the Chittenden Plan, will no longer be available as optional forms of payment from the Plan. This change is subject to the requisite advance notification to participants in accordance with IRS regulations.

(f) Participant Loans - After one year of participation, employees may borrow an amount of up to 50% of their vested account balance. The minimum loan amount is $1,000 and the maximum is $50,000. Loans are repaid through payroll deductions over a maximum 5 year term. The interest rate on employee loans is the prime rate plus 2%.

(g) Administrative Expenses - Although administrative expenses may be paid from Plan assets, such expenses are paid by the Plan sponsor.

(h) Income Tax Status - The Plan is qualified under Section 401(k) of the Internal Revenue Code as a qualified cash or deferred arrangement and is exempt from taxation under the Code. The Plan has received a favorable determination letter from the Internal Revenue Service regarding the income tax status of the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan Document was revised in 2001 to reflect legislative and tax code changes and to reflect the participation of Vermont Financial Services Corporation employees acquired in the 1999 merger. The revised Plan Document was submitted to the Internal Revenue Service for approval in February 2002.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Plan considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Summary of Significant Accounting Policies (continued)

(b) Investments and Investment Income

Investments are held and maintained by the Plan trustee, Chittenden Trust and Investment Division, an affiliate of the Plan sponsor, and are reported at fair value. The fair value of participant directed investment assets, which includes all investments other than insurance contracts and participant loans receivable, are measured by quoted prices in an active market. Participant loans receivable are valued at face amount, which approximates fair value. The guaranteed investment accounts are recorded at their contact amount which approximates fair value.

(c) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Investments

A description of the participant directed investment fund options for 2001 follows:

(a) Money Market Funds - The primary objective is to achieve an income return through investment in federally insured deposit accounts. Returns will approximate those of relatively short-term cash equivalent vehicles which normally realize lower comparable yields than long-term, higher risk vehicles. Invested capital will not vary.

(b) Federated U.S. Government Securities 2-5 Year Fund - The investment purpose is to realize relatively stable current income through a high-quality, professionally managed portfolio of U.S. government securities. The fund is appropriate for investors whose goals include greater stability of principal and higher current income than can be expected from investing only in common stocks.

(c) Chittenden Corporation Stock Fund - The principal aim is to participate in the growth of the plan sponsor, Chittenden Corporation and its subsidiaries through investment in its common stock. Invested capital will vary directly with the price of Chittenden Corporation stock which trades on the New York Stock Exchange under the symbol CHZ.

(d) Janus Fund - The investment objective is to provide the potential to achieve long-term growth of capital, consistent with preservation of capital, by investing primarily in common stocks of companies of any size. The fund is appropriate for investors with a long-term investment horizon.

(e) Federated Stock and Bond Fund - The Federated Stock and Bond Fund seeks to provide relative safety of capital with the possibility of long-term growth of capital and income by investing in common and preferred stocks, bonds, notes, and short-term obligations. The fund is appropriate for investors whose goals include both capital growth and income.

(f) Credit Suisse Emerging Growth Fund - The Warburg Pincus Emerging Growth Fund seeks capital appreciation by investing primarily in small and medium-size companies with positive earnings prospects. The fund is appropriate for investors with a long-term investment horizon who are willing to accept greater short-term changes in value for the potential of a higher long-term return.

Investments (continued)

(g) Federated Stock Trust Fund - The investment objective is to provide the potential to achieve growth of income and capital. The fund invests in high quality blue chip stocks from some of America's premier corporations that appear to be temporarily undervalued.

(h) Federated Index Trust Max-Cap Fund - The fund seeks investment results that correspond with the aggregate price and dividend performance of publicly traded common stocks as represented by the S + P 500 Index.

(i) Scudder International Fund - The fund seeks long-term growth of capital by investing primarily in equity securities of established companies that are listed on foreign exchanges.

Non-participant directed investments include participant loans receivable totaling $1,773,104 and $1,879,106 as of December 31, 2001 and 2000.

Guaranteed investment accounts at New England Financial totaling $64,720 and $89,203 at December 31, 2001 and 2000 have also been classified as non-participant directed investments. These insurance contracts were transferred into the Plan during the merger of the Pomerleau Agency, Inc. Profit Sharing Plan into the Chittenden Plan (see note 6).

After the transfer into the Plan, participant and employer contributions were no longer allowed to be invested in the contracts.

Investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000 are as follows:

	Fair Value	
	2001	2000
Company stock fund: Chittenden Corporation common stock (786,753 shares in 2001 and 672,754 in 2000)	$ 21,714,383	$ 20,393,192
Mutual funds: Janus Investment Fund: (544,950 shares in 2001 and 535,467 shares in 2000)	13,405,760	17,825,687
Federated U.S. Government Securities: 2 - 5 year Fund (531,490 shares in 2001 and 480,526 shares in 2000)	5,894,223	5,175,262
Warburg Pincus Emerging Growth Fund: (153,925 shares in 2001 and 153,606 shares in 2000)	4,154,422	5,514,461
Federated Stock and Bond Fund: (237,890 shares in 2001 and 224,131 shares in 2000)	4,248,713	4,085,908
Federated Index Trust Max-Cap Fund: (204,744 shares in 2001 and 217,281 shares in 2000)	4,766,433	5,827,471
Money Market Fund: Federated Automated Cash Management: (5,820,028 units in 2001 and 5,283,079 units in 2000)	5,820,028	5,283,079
	$ 38,289,579	$ 43,711,868

Investments (continued)

Net appreciation (depreciation) in the fair value of investment securities during the years ended December 31, 2001 and 2000 are as follows:

	2000	2001
Corporate stocks	$ 2,700,141	$ 182,050
Mutual funds	(7,380,079)	(8,854,670)
	$ (4,679,938)	$ (8,672,620)

(4) Plan Termination

Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their account balances.

(5) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to amounts reported on Form 5500 at December 31, 2001 and 2000:

	2001	2000
Net assets available for plan benefits per the financial statements	$ 66,993,495	$ 71,806,932
Amounts allocated to withdrawing participants	(125,458)	(1,214,960)
Net assets available for plan benefits per the Form 5500	$ 66,868,037	$ 70,591,972

The following is a reconciliation of benefits paid to participants per the financial statements to amounts reported on Form 5500 for the year ended December 31, 2001 and 2000:

	2001	2000
Benefits paid to participants per the financial statements	$ 6,453,223	$ 8,319,417
Add: Amounts allocated to withdrawing participants at December 31, 2001 and 2000	125,458	1,214,960
Less: Amounts allocated to withdrawing participants at December 31, 2000 and 1999	(1,214,960)	(2,519,522)
Benefits paid to participants per the Form 5500	$ 5,363,721	$ 7,014,855

(6) Related Party Transactions

At December 31, 2001 and 2000, the Plan held $21,714,383 and $20,393,192 of Chittenden Corporation common stock. Chittenden Corporation is the Plan Sponsor.

(7) Plan Mergers and Divestitures

In 2000, the Plan was amended to allow for the merger of the Pomerleau Agency, Inc. Profit Sharing Plan into the Chittenden Plan. The employees of the Pomerleau Agency, Inc. became eligible to participate in the Chittenden Plan effective July 1, 2000. The effect of the transfer was an addition of $1,497,299 in plan assets and an increase of 36 plan participants.

Also included in the 2000 Statement of Changes in Net Assets as transfers to/from the plan is the transfer of participant balances for employees who were employed by branches divested to Charter One Bank. The divestiture was necessitated by the merger in 1999 of Vermont National Bank with Chittenden Corporation. The effect of the transfer was a decrease of $1,699,534 in plan assets and a decrease of 68 participants.

Also in 2000, Chittenden Corporation sold a division, Cambria Trust Company. The Plan was amended to waive the requirement for Cambria employees only that participants be actively employed as of December 31, 2000 in order to receive a profit sharing contribution allocation.

In 2002, Chittenden Corporation purchased Ocean Bank. Ocean Bank's employee benefit plan will be merged into the Chittenden Plan on July 1, 2002. The effect of the merger will be an increase of approximately 90 plan participants.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
December 31, 2001

Schedule of Assets Held for Investment Purposes at End of Year

Plan Sponsor : Chittenden Corporation

Administrator's EIN: 03-0228404
Plan number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Federated Auto Cash Mgmt Tr	5,820,027.610 shares		5,820,028
	Federated US Govt Secs Fund 2-5 Yr Retail Shs	531,489.910 shares		5,894,223
*	Chittenden Corporation	786,753 shares		21,714,383
	Federated Stock Trust	83,451.055 shares		2,832,329
	Janus Fund #42	544,949.594 shares		13,405,760
	Warburg Pincus Emerging Growth	153,924.503 shares		4,154,422
	Federated Stock and Bond Fund	237,889.873 shares		4,248,713
	Federated Index TR Max-Cap	204,743.677 shares		4,766,433
	Scudder Intl Fund	51,578.061 shares		1,890,852
	New England Financial GIC	8% - 10%		64,720
	Participant Loans	6.5% - 11.5%	--	1,773,104
				66,564,967

* Investment in stock of Plan Sponsor

CHITTENDEN CORPORATION

INCENTIVE SAVINGS AND PROFIT SHARING PLAN

Financial Statements

(With Independent Auditors' Report)

December 31, 2001 and 2000

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
December 31, 2001 and 2000

TABLE OF CONTENTS

McSOLEY McCOY & CO.
certified public accountants and consultants

110 Kimball Avenue, Suite 250
South Burlington, VT 05403
Phone (802) 658-1808
Fax (802) 658-1779

Independent Auditors' Report

The Retirement Committee
Chittenden Corporation
Burlington, Vermont

We have audited the accompanying statements of net assets available for plan benefits of the CHITTENDEN CORPORATION INCENTIVE SAVINGS AND PROFIT SHARING PLAN as of December 31, 2001 and 2000 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the CHITTENDEN CORPORATION INCENTIVE SAVINGS AND PROFIT SHARING PLAN at December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2001 information included in the supplemental schedule of assets is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The information in the supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McSoley McCoy & Co.

April 15, 2002
VT Reg. No. 92-349

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2001 and 2000

	2001	2000
Assets:		
Investments, at fair value (note 3):		
Corporate stock - Chittenden Corporation, plan sponsor (note 6)	$ 21,714,383	$ 20,393,192
Mutual funds	37,192,732	43,620,183
Money market funds	5,820,028	5,303,856
Other investments	64,720	89,203
Participant loans receivable	1,773,104	1,879,106
Total investments at fair value	66,564,967	71,285,540
Receivables:		
Due from brokers	250	53,183
Employer contribution receivable	460,168	308,245
Total receivables	460,418	361,428
Cash and cash equivalents	29,292	209,440
Total assets	67,054,677	71,856,408
Liabilities:		
Due to brokers	56,704	16,464
Loan repayments payable	4,478	28,012
Participant loans payable	-	5,000
Total liabilities	61,182	49,476
Net assets available for plan benefits	$ 66,993,495	$ 71,806,932

The accompanying notes are an integral part of these financial statements.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001

	Participant Directed	Non-Participant Directed		
	Investments	Loan Fund	Insurance Contracts	Total
Additions to net assets attributable to:				
Investment income:				
Net depreciation in fair value of investments (note 3)	$ (4,679,938)	$ -	$ -	$ (4,679,938)
Interest and dividend income	1,320,477	19	4,670	1,325,166
Total investment income	(3,359,461)	19	4,670	(3,354,772)
Contributions:				
Participant contributions	3,733,445	-	-	3,733,445
Employer contributions	1,261,113	-	-	1,261,113
Total contributions	4,994,558	-	-	4,994,558
Loan repayments	824,321	(824,321)	-	-
Interfund transfers	29,153	-	(29,153)	-
Total additions	2,488,571	(824,302)	(24,483)	1,639,786
Deductions:				
Deductions from net assets attributed to:				
Benefits paid to participants	(6,286,369)	(166,854)	-	(6,453,223)
Loans to participants	(885,154)	885,154	-	-
Total deductions	(7,171,523)	718,300	-	(6,453,223)
Net decrease for the year	(4,682,952)	(106,002)	(24,483)	(4,813,437)
Net assets available for plan benefits:				
Beginning of the year	69,838,623	1,879,106	89,203	71,806,932
End of the year	$ 65,155,671	$ 1,773,104	$ 64,720	$ 66,993,495

The accompanying notes are an integral part of these financial statements.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000

	Participant Directed	Non-Participant Directed		
	Investments	Loan Fund	Insurance Contracts	Total
Additions to net assets attributable to:				
Investment income:				
Net depreciation in fair value of investments (note 3)	$ (8,672,620)	$ -	$ -	$ (8,672,620)
Interest and dividend income	5,564,476	-	2,366	5,566,842
Total investment income	(3,108,144)	-	2,366	(3,105,778)
Contributions:				
Participant contributions	3,556,094	-	-	3,556,094
Employer contributions	1,260,131	-	-	1,260,131
Total contributions	4,816,225	-	-	4,816,225
Loan repayments	825,210	(825,210)	-	-
Transfers to/from other plans (note 6)	(303,071)	13,999	86,837	(202,235)
Total additions	2,230,220	(811,211)	89,203	1,508,212
Deductions:				
Deductions from net assets attributed to:				
Benefits paid to participants	(8,130,964)	(188,453)	-	(8,319,417)
Loans to participants	(765,087)	765,087	-	-
Total deductions	(8,896,051)	576,634	-	(8,319,417)
Net increase (decrease) for the year	(6,665,831)	(234,577)	89,203	(6,811,205)
Net assets available for plan benefits:				
Beginning of the year	76,504,454	2,113,683	-	78,618,137
End of the year	$ 69,838,623	$ 1,879,106	$ 89,203	$ 71,806,932

The accompanying notes are an integral part of these financial statements.

(1) Description of Plan

The following description of the Chittenden Corporation Incentive Savings and Profit Sharing Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General - The Plan is a qualified profit sharing 401(k) plan covering all employees of the Chittenden Corporation (the "Employer") and subsidiaries who have completed at least 1,000 hours of service during the 12 consecutive months starting with the date of employment. Employees must also be scheduled to work at least 20 hours per week to qualify. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

(b) Contributions - Participants make voluntary employee salary reduction contributions pursuant to Section 401(k) of the Internal Revenue Code. Participants' basic contributions are from 2%-6% of compensation. Participants may make supplementary contributions of up to 10% of compensation, (12% for employees of the Bank of Western Massachusetts). A participant's annual contribution may not exceed $10,500 in 2001 and 2000. The Plan was amended effective January 1, 2002 to limit supplementary contributions for employees of the Bank of Western Massachusetts to 10% of compensation.

The Employer will match 35% of an employee's basic contribution. Such amounts are allocated based on basic employee contributions. The Employer may also make annual additional matching contributions at the discretion of Chittenden Corporation Board of Directors. The discretionary matching contributions are initially invested in the Chittenden Corporation Stock Fund. Participants may reallocate the contribution to other investment choices immediately upon receipt. Forfeitures are used to reduce the employer's regular matching contribution.

Employees may make rollover contributions on approval of a Plan representative.

(c) Participant Accounts - Each participant's account is credited with the participant's basic and supplementary contributions and his or her allocation of (a) the Employer's contribution; and (b) plan earnings. The allocation of the Employer's contribution is based on participants' basic contributions. The allocation of the Plan's earnings is based on participants' account balances. Participants allocate contributions in 5% increments among the funds described in note 3.

(d) Vesting - A participant's vested percentage of the Employer contribution is based on years of service. Vesting begins at 20% after one year of service. The vested percentage increases by twenty percentage points per year until the participant is fully vested after five years of service. Participant employees of Flagship Bank become immediately vested in employer matching contributions. The five year graded vesting schedule is used for employer discretionary matching contributions for Flagship participants. Participant employees of the Bank of Western Massachusetts become 20% vested after three years of service in the discretionary profit sharing contribution. This vested percentage increases by twenty percentage points per year until the participant becomes fully vested after seven years of service. They become 100% vested immediately in other employer contributions. A participant becomes 100% vested in the event of death or disability. Employee contributions and rollover contributions are 100% vested when made. The Plan was amended effective January 1, 2002 to adopt the five-year graded vesting schedule for participants employed by the Bank of Western Massachusetts. The new vesting schedule will apply to all amounts maintained under the participants' discretionary matching contributions. The new vesting schedule will apply to regular matching contributions made on or after January 1, 2002.

Description of Plan (continued)

(e) Payment of Benefits - Upon termination of service for other than death, disability or retirement, a participant's vested portion of his or her account may be paid in a lump sum immediately, may be deferred for up to twelve months or, for account balances greater than $5,000, deferred until a participant reaches age 65.

Distribution of a participant's entire account balance in the Plan will be made upon death, disability, retirement or other termination of service. Distributions will be made to the participant or to the participant's designated beneficiary in a lump sum payment unless deferral of payment is elected.

In 1998, the Plan was amended to eliminate minimum required in-service distributions for employees who attain age 70½ in 1999 or any year thereafter and who are not 5% owners.

Payments may be made in cash or in a combination of cash and Chittenden Corporation stock certificates based on market value.

Effective January 1, 2002, the installment and annuity forms of payment previously available to amounts transferred from Vermont Financial Services Corporation, Bank of Western Massachusetts, and Flagship Bank plans to the Chittenden Plan, will no longer be available as optional forms of payment from the Plan. This change is subject to the requisite advance notification to participants in accordance with IRS regulations.

(f) Participant Loans - After one year of participation, employees may borrow an amount of up to 50% of their vested account balance. The minimum loan amount is $1,000 and the maximum is $50,000. Loans are repaid through payroll deductions over a maximum 5 year term. The interest rate on employee loans is the prime rate plus 2%.

(g) Administrative Expenses - Although administrative expenses may be paid from Plan assets, such expenses are paid by the Plan sponsor.

(h) Income Tax Status - The Plan is qualified under Section 401(k) of the Internal Revenue Code as a qualified cash or deferred arrangement and is exempt from taxation under the Code. The Plan has received a favorable determination letter from the Internal Revenue Service regarding the income tax status of the Plan. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. The Plan Document was revised in 2001 to reflect legislative and tax code changes and to reflect the participation of Vermont Financial Services Corporation employees acquired in the 1999 merger. The revised Plan Document was submitted to the Internal Revenue Service for approval in February 2002.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

The Plan considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Summary of Significant Accounting Policies (continued)

(b) Investments and Investment Income

Investments are held and maintained by the Plan trustee, Chittenden Trust and Investment Division, an affiliate of the Plan sponsor, and are reported at fair value. The fair value of participant directed investment assets, which includes all investments other than insurance contracts and participant loans receivable, are measured by quoted prices in an active market. Participant loans receivable are valued at face amount, which approximates fair value. The guaranteed investment accounts are recorded at their contact amount which approximates fair value.

(c) Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Investments

A description of the participant directed investment fund options for 2001 follows:

(a) Money Market Funds - The primary objective is to achieve an income return through investment in federally insured deposit accounts. Returns will approximate those of relatively short-term cash equivalent vehicles which normally realize lower comparable yields than long-term, higher risk vehicles. Invested capital will not vary.

(b) Federated U.S. Government Securities 2-5 Year Fund - The investment purpose is to realize relatively stable current income through a high-quality, professionally managed portfolio of U.S. government securities. The fund is appropriate for investors whose goals include greater stability of principal and higher current income than can be expected from investing only in common stocks.

(c) Chittenden Corporation Stock Fund - The principal aim is to participate in the growth of the plan sponsor, Chittenden Corporation and its subsidiaries through investment in its common stock. Invested capital will vary directly with the price of Chittenden Corporation stock which trades on the New York Stock Exchange under the symbol CHZ.

(d) Janus Fund - The investment objective is to provide the potential to achieve long-term growth of capital, consistent with preservation of capital, by investing primarily in common stocks of companies of any size. The fund is appropriate for investors with a long-term investment horizon.

(e) Federated Stock and Bond Fund - The Federated Stock and Bond Fund seeks to provide relative safety of capital with the possibility of long-term growth of capital and income by investing in common and preferred stocks, bonds, notes, and short-term obligations. The fund is appropriate for investors whose goals include both capital growth and income.

(f) Credit Suisse Emerging Growth Fund - The Warburg Pincus Emerging Growth Fund seeks capital appreciation by investing primarily in small and medium-size companies with positive earnings prospects. The fund is appropriate for investors with a long-term investment horizon who are willing to accept greater short-term changes in value for the potential of a higher long-term return.

Investments (continued)

(g) Federated Stock Trust Fund - The investment objective is to provide the potential to achieve growth of income and capital. The fund invests in high quality blue chip stocks from some of America's premier corporations that appear to be temporarily undervalued.

(h) Federated Index Trust Max-Cap Fund - The fund seeks investment results that correspond with the aggregate price and dividend performance of publicly traded common stocks as represented by the S + P 500 Index.

(i) Scudder International Fund - The fund seeks long-term growth of capital by investing primarily in equity securities of established companies that are listed on foreign exchanges.

Non-participant directed investments include participant loans receivable totaling $1,773,104 and $1,879,106 as of December 31, 2001 and 2000.

Guaranteed investment accounts at New England Financial totaling $64,720 and $89,203 at December 31, 2001 and 2000 have also been classified as non-participant directed investments. These insurance contracts were transferred into the Plan during the merger of the Pomerleau Agency, Inc. Profit Sharing Plan into the Chittenden Plan (see note 6).

After the transfer into the Plan, participant and employer contributions were no longer allowed to be invested in the contracts.

Investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000 are as follows:

	Fair Value	
	2001	2000
Company stock fund: Chittenden Corporation common stock (786,753 shares in 2001 and 672,754 in 2000)	$ 21,714,383	$ 20,393,192
Mutual funds: Janus Investment Fund: (544,950 shares in 2001 and 535,467 shares in 2000)	13,405,760	17,825,687
Federated U.S. Government Securities: 2 - 5 year Fund (531,490 shares in 2001 and 480,526 shares in 2000)	5,894,223	5,175,262
Warburg Pincus Emerging Growth Fund: (153,925 shares in 2001 and 153,606 shares in 2000)	4,154,422	5,514,461
Federated Stock and Bond Fund: (237,890 shares in 2001 and 224,131 shares in 2000)	4,248,713	4,085,908
Federated Index Trust Max-Cap Fund: (204,744 shares in 2001 and 217,281 shares in 2000)	4,766,433	5,827,471
Money Market Fund: Federated Automated Cash Management: (5,820,028 units in 2001 and 5,283,079 units in 2000)	5,820,028	5,283,079
	$ 38,289,579	$ 43,711,868

Investments (continued)

Net appreciation (depreciation) in the fair value of investment securities during the years ended December 31, 2001 and 2000 are as follows:

	2000	2001
Corporate stocks	$ 2,700,141	$ 182,050
Mutual funds	(7,380,079)	(8,854,670)
	$ (4,679,938)	$ (8,672,620)

(4) Plan Termination

Although it has not expressed any intention to do so, the Employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their account balances.

(5) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to amounts reported on Form 5500 at December 31, 2001 and 2000:

	2001	2000
Net assets available for plan benefits per the financial statements	$ 66,993,495	$ 71,806,932
Amounts allocated to withdrawing participants	(125,458)	(1,214,960)
Net assets available for plan benefits per the Form 5500	$ 66,868,037	$ 70,591,972

The following is a reconciliation of benefits paid to participants per the financial statements to amounts reported on Form 5500 for the year ended December 31, 2001 and 2000:

	2001	2000
Benefits paid to participants per the financial statements	$ 6,453,223	$ 8,319,417
Add: Amounts allocated to withdrawing participants at December 31, 2001 and 2000	125,458	1,214,960
Less: Amounts allocated to withdrawing participants at December 31, 2000 and 1999	(1,214,960)	(2,519,522)
Benefits paid to participants per the Form 5500	$ 5,363,721	$ 7,014,855

(6) Related Party Transactions

At December 31, 2001 and 2000, the Plan held $21,714,383 and $20,393,192 of Chittenden Corporation common stock. Chittenden Corporation is the Plan Sponsor.

(7) Plan Mergers and Divestitures

In 2000, the Plan was amended to allow for the merger of the Pomerleau Agency, Inc. Profit Sharing Plan into the Chittenden Plan. The employees of the Pomerleau Agency, Inc. became eligible to participate in the Chittenden Plan effective July 1, 2000. The effect of the transfer was an addition of $1,497,299 in plan assets and an increase of 36 plan participants.

Also included in the 2000 Statement of Changes in Net Assets as transfers to/from the plan is the transfer of participant balances for employees who were employed by branches divested to Charter One Bank. The divestiture was necessitated by the merger in 1999 of Vermont National Bank with Chittenden Corporation. The effect of the transfer was a decrease of $1,699,534 in plan assets and a decrease of 68 participants.

Also in 2000, Chittenden Corporation sold a division, Cambria Trust Company. The Plan was amended to waive the requirement for Cambria employees only that participants be actively employed as of December 31, 2000 in order to receive a profit sharing contribution allocation.

In 2002, Chittenden Corporation purchased Ocean Bank. Ocean Bank's employee benefit plan will be merged into the Chittenden Plan on July 1, 2002. The effect of the merger will be an increase of approximately 90 plan participants.

CHITTENDEN CORPORATION
INCENTIVE SAVINGS AND PROFIT SHARING PLAN
December 31, 2001

Schedule of Assets Held for Investment Purposes at End of Year

Plan Sponsor : Chittenden Corporation

Administrator's EIN: 03-0228404
Plan number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Federated Auto Cash Mgmt Tr	5,820,027.610 shares		5,820,028
	Federated US Govt Secs Fund 2-5 Yr Retail Shs	531,489.910 shares		5,894,223
*	Chittenden Corporation	786,753 shares		21,714,383
	Federated Stock Trust	83,451.055 shares		2,832,329
	Janus Fund #42	544,949.594 shares		13,405,760
	Warburg Pincus Emerging Growth	153,924.503 shares		4,154,422
	Federated Stock and Bond Fund	237,889.873 shares		4,248,713
	Federated Index TR Max-Cap	204,743.677 shares		4,766,433
	Scudder Intl Fund	51,578.061 shares		1,890,852
	New England Financial GIC	8% - 10%		64,720
	Participant Loans	6.5% - 11.5%	-	1,773,104
				66,564,967

* Investment in stock of Plan Sponsor